EG Acquisition Corp.

375 Park Avenue, 24th Floor

New York, NY 10152

May 11, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street

Washington, D.C. 20549-7010

Attn:	Joseph Cascarano

Robert Littlepage

Kathleen Krebs

Jan Woo

Re:	EG Acquisition Corp.

Registration Statement on Form S-1

Filed April 5, 2021

File No. 333-255046

Ladies and Gentlemen:

This letter sets forth the response of EG Acquisition Corp. (the “Company”) to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated April 23, 2021, with respect to the Company’s Registration Statement on Form S-1, filed on April 5, 2021 (the “Registration Statement”).

The text of the Staff’s comments have been included in this letter for your convenience.

The Company is concurrently filing its Amendment No. 1 to the Registration Statement (the “Registration Statement Amendment”) with this letter, which addresses the Staff’s comment and updates or clarifies certain other information in the Registration Statement.

Form S-1 filed on April 5, 2021

General

1.

Comment: You indicate that you will be entering into a forward purchase agreement with Millennium Management LLC. Assuming Millennium purchases 4.95% of the units in the offering, clarify whether Millennium is required to purchase at least 4.95% of the forward purchase securities or whether it can specify any amount it wishes to purchase. Disclose whether the agreement specifies the purchase price of the securities.

Response: We have revised the disclosure on the front page of the preliminary prospectus and pages 24, 81, 89, 154, F-16, and F-17 of the Registration Statement as requested.

Securities and Exchange Commission

May 11, 2021

If you have any questions related to this letter, please do not hesitate to contact Sean Ewen at (212) 728-8867 of Willkie Farr & Gallagher LLP.

[Signature Page on Follows]

Securities and Exchange Commission

May 11, 2021

Sincerely,

/s/ Gregg S. Hymowitz
Gregg S. Hymowitz
Chief Executive Officer

Via E-mail:

cc:	Steven A. Seidman

William H. Gump

Sean M. Ewen

Willkie Farr & Gallagher LLP

Douglas S. Ellenoff

Stuart Neuhauser

Joshua N. Englard

Ellenoff Grossman & Schole LLP